Exhibit (a)(5)(B)

Vicor Corporation Announces Commencement of Modified Dutch

Auction Tender Offer to Repurchase up to $10 Million of Common Shares

ANDOVER, MA — (Marketwire - March 21, 2013) - Vicor Corporation (NASDAQ: VICR) (“Vicor” or the “Company”) announced today it is commencing a “Modified Dutch Auction” tender offer to repurchase shares of its Common Stock, at a price no greater than $5.00 per share and no less than $4.00 per share, valued in aggregate up to $10 million, as announced on March 18, 2013.

The tender offer is scheduled to expire, unless extended by the Company, at 5:00 P.M., Eastern Daylight Time, on Monday, April 22, 2013. The Company will fund the purchase of tendered shares from cash on hand.

Holders of shares of Vicor Common Stock will have the opportunity to tender some or all of their shares for purchase by the Company. Based upon the number of shares tendered and the prices specified by tendering shareholders, the Company will determine the lowest per share price within the range that will enable it to buy shares cumulatively valued at $10 million, or such lesser number of shares that are properly tendered and not properly withdrawn. The Company also reserves the right to purchase up to an additional 3.0% of its Common Shares outstanding, or approximately 896,500 additional shares, without amending or extending the tender offer. All shares accepted for payment will be paid the same price, regardless of whether a stockholder tendered such shares at a lower price within the range. Assuming the $10 million value of the tender offer, at the maximum price of $5.00 per share, Vicor would repurchase approximately 2.0 million shares, representing approximately 7.1% of the 28,011,782 basic shares of Common Stock issued and outstanding as of March 7, 2013, and approximately 5.0% of total common shares, which include shares of Class B Common Stock not subject to the tender offer. The maximum purchase price of $5.00 represented a premium of approximately 5.0% to the closing price on the NASDAQ Stock Market on March 15, 2013, of $4.77 per share, the last full trading day prior to the Company’s announcement of its intent to commence the tender offer, and an approximately 4.2% premium to the closing price on the NASDAQ Stock Market of $4.80 per share on March 20, 2013, the last full trading day before today’s commencement of the tender offer.

Shareholders whose shares are purchased via this tender offer will be paid the determined purchase price per share net in cash, without interest, after the expiration of the tender offer period. The tender offer is not contingent upon obtaining financing or any minimum number of shares being tendered. The tender offer is subject to a number of other terms and conditions to be specified in the Offer to Purchase to be distributed to shareholders. Directors, executive officers and affiliates of Vicor are not eligible to participate in the tender offer.

The Information Agent for the offer is Georgeson Inc., and the Share Depositary is Computershare Trust Company, N.A. None of the Company’s Board of Directors or executive officers, the Information Agent, or the Share Depositary makes any recommendation to shareholders as to whether to tender or refrain from tendering their Common Shares or the price at which to tender their Common Shares.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Vicor Common Stock. The tender offer will be made solely by the Offer to Purchase and the related Letter of Transmittal. Shareholders and investors are urged to read the Company’s tender offer statement on Schedule TO filed with the U.S. Securities and Exchange Commission (SEC) today in connection with the tender offer, which includes exhibits, the Offer to Purchase and the related Letter of Transmittal. Each of these documents have been filed with the SEC, and investors may obtain them without charge from the SEC at its website (www.sec.gov) or from Georgeson Inc., the Information Agent for the tender offer, by calling (888) 605-7561.

This news release contains, in addition to historical information, forward-looking statements related to the proposed tender offer, including the timing, total number of shares to be purchased under the proposed tender offer, the intent of certain directors to participate in the offer and the process for the proposed tender offer. Such statements are based on management’s current expectations and are subject to a number of uncertainties and risks, which could cause actual results to differ materially from those described in the forward-looking statements. Information about potential factors that could affect Vicor’s business, results of operations and financial condition is included in the Risk Factors sections of the Company’s filings with the SEC. All forward-looking statements included in this document are based on information available to Vicor as of the date of this document, and except to the extent Vicor may be required to update such information under any applicable securities laws, Vicor assumes no obligation to update such forward-looking statements.

About Vicor Corporation

Vicor designs, develops, manufactures and markets modular power components, power management and complete power systems based upon a portfolio of patented technologies. Headquartered in Andover, Massachusetts, Vicor sells its products primarily to customers in the higher performance, higher power segments of the power systems market, including aerospace and defense electronics, enterprise and high performance computing, industrial equipment and automation, telecommunications and network infrastructure, and vehicles and transportation markets.

Contact:

James A. Simms

Chief Financial Officer

Tel: 978-470-2900

Fax: 978-749-3439